Exhibit 99.2

eircom Group plc

Quarterly Report

30 June 2004

27th August 2004

FIRST QUARTER RESULTS ANNOUNCEMENT

TO 30 JUNE 2004

HIGHLIGHTS

•                  Adjusted EBITDA(1) up 10% to €156 million due to improved gross margins and lower operating costs, giving an increased Adjusted EBITDA(1) margin of 39%.

•                  Operating profit before restructuring programme costs up 86% to €65 million, and operating margin of 16%, up from 9%.

•                  Over €57 million of capital investment in Q1, reaffirming our target of €200 million for the year.

•                  Broadband momentum has increased, with c. 54,000 users at Q1, rising to 73,000 currently.

•                  Turnover, while down 2%, is slightly ahead of plan, as access and DSL revenue growth compensates for traffic reductions.

•                  Accelerated ongoing reorganisation led to a charge of €48 million in Q1 to reduce headcount by c. 400

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

“We have announced a very solid set of results for Q1, which are in line with our plans and expectations.

In a tough environment, we have grown profitability significantly, both at EBITDA and operating profit levels, and have continued capital investment at planned levels.

Our broadband rollout is powering ahead and we are confident of reaching our target of 100,000 users by December 2004.

Our “Talktime” bundled voice packages - a key element of core revenue defence - have proven very popular.  Take-up now stands at over 138,000 packages.

These results highlight the continued resilience of our business and our ability to compete and succeed in one of Europe’s most competitive marketplaces.”

(1) EBITDA before restructuring programme costs and pension amortisation.

Financial Highlights

	Quarter ended June 2003	Quarter ended June 2004	Percentage Change
	€’m	€’m

Turnover	410	402	(2)%
Gross profit	297	305	3%
Operating costs before restructuring programme costs, depreciation and goodwill amortised	159	153	(4)%
EBITDA before restructuring programme costs	138	152	10%
Adjusted EBITDA before restructuring programme costs and pension amortisation	142	156	10%
Operating profit before restructuring programme costs	35	65	86%
Capital expenditure cash outflow	69	57	(17)%
Net debt excluding capitalised fees	1,790	1,938	8%

Operational Highlights

	Quarter ended June 2003	Quarter ended June 2004	Percentage Change

Total access channels (thousands)	1,952	2,019	3%
Traffic minutes (millions)	3,369	3,071	(9)%
Interconnect minutes (millions)	1,765	1,882	7%
Average headcount	8,478	7,908	(7)%
Period-end headcount	8,412	7,877	(6)%

Key ratios

	Quarter ended June 2003	Quarter ended June 2004

Gross margin	72%	76%
EBITDA margin before restructuring programme costs	34%	38%
Adjusted EBITDA margin before restructuring programme costs	35%	39%
Operating margin before restructuring programme costs	9%	16%

eircom Group plc

Consolidated Profit and Loss Account - unaudited

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Turnover	410	402
Cost of sales	(113)	(97)
Gross profit	297	305
Operating costs before depreciation and goodwill amortised	(159)	(201)
Depreciation (net)	(93)	(77)
Goodwill amortised on subsidiary undertakings	(10)	(10)
Total operating costs	(262)	(288)
Operating profit	35	17
Exceptional loss on the exit from subsidiaries	(1)	—
Profit on ordinary activities before interest and taxation	34	17
Interest payable and similar charges (net)	(32)	(33)
Profit/(loss) on ordinary activities before taxation	2	(16)
Tax charge on profit/(loss) on ordinary activities	(7)	(3)
Loss on ordinary activities after taxation	(5)	(19)
Dividend paid and proposed (including dividends and other appropriations in respect of non-equity shares)	(6)	(5)
Loss for the financial period	(11)	(24)

	€	€
Loss per 10 cent ordinary share – Basic and diluted	(0.02)	(0.03)
Adjusted earnings per 10 cent ordinary share (before restructuring programme costs and goodwill amortisation) – Basic and diluted	0.00	0.04

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Balance Sheet

	As at
	31 March 2004	30 June 2004
	€’m	(unaudited)
		€’m
Fixed assets
Goodwill	669	659
Tangible assets	2,140	2,099
	2,809	2,758
Current assets
Stocks	10	11
Debtors: amounts falling due within one year	307	338
Debtors: amounts falling due after more than one year	177	173
Restricted cash at bank and in hand	70	7
Cash at bank and in hand	352	373
	916	902

Creditors: Amounts falling due within one year:	661	689

Net current assets	255	213

Total assets less current liabilities	3,064	2,971

Creditors: amounts falling due after more than one year:
Loans and other debt	2,263	2,264
Provisions for liabilities and charges	242	235
Capital grants	10	10
	2,515	2,509
Net assets	549	462

Capital and reserves
Called up share capital
- Equity share capital	74	74
- Non-equity share capital	122	90
Equity reserves
- Share premium	247	217
- Revaluation reserve	91	91
- Capital redemption reserve	33	34
- Group merger reserve	180	180
- Other reserves	8	8
- Profit and loss account	(206)	(232)
Total shareholders’ funds (including non-equity interests)	549	462

Shareholders’ funds split as follows:
Equity shareholders’ funds	306	282
Non-equity shareholders’ funds	243	180
	549	462

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Reconciliation of movements in group shareholders’ funds

	Year ended 31 March 2004	Quarter ended 30 June 2004
	€’m	(unaudited)
		€’m

Loss on ordinary activities after taxation	(103)	(19)
Dividends and appropriations	(428)	(5)
Loss for the financial year/period	(531)	(24)
Share capital issued
- Equity	20	—
- Non-equity	33	—
Share premium on share capital issued (gross)	317	1
Expenses paid and payable in respect of shares issued	(66)	—
Redemption of preference shares	(76)	(64)
Other reserves created in respect of share option schemes	8	—
Revaluation surplus	87	—
Net reduction in total shareholders’ funds	(208)	(87)
Total shareholders’ funds at beginning of year/period	757	549
Total shareholders’ funds at end of year/period	549	462

Shareholders’ funds are split as follows:

Equity shareholders’ funds	306	282
Non-equity shareholders’ funds	243	180
	549	462

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Consolidated Cashflow Statement - unaudited

	Notes	Quarter ended 30 June 2003	Quarter ended 30 June 2004
		€’m	€’m

Net cash inflow from operating activities	6(a)	97	114

Returns on investments and servicing of finance	6(b)	(25)	(10)

Taxation received	6(c)	—	3

Capital expenditure and financial investment	6(d)	(69)	6

Acquisitions and disposals	6(e)	(2)	—

Cash inflow before management of liquid resources and financing		1	113

Financing	6(f)	(113)	(92)

(Decrease)/Increase in cash		(112)	21

Reconciliation of Net Cash Flow to Reduction in Net Debt – unaudited

	Notes	Quarter ended 30 June 2003	Quarter ended 30 June 2004
		€’m	€’m

(Decrease)/Increase in cash in the period		(112)	21
Cash flow from decrease in loans and other debt		113	—
Decrease in net debt	6(g)	1	21

The accompanying notes are an integral part of the consolidated financial information.

eircom Group plc

Notes to consolidated financial information – unaudited

1.              Basis of preparation

For a more complete discussion of our significant accounting policies and other information, this report should be read in conjunction with the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004.

Certain amounts within the prior quarter’s information have been reclassified to conform with the current year’s presentation.

In July 2003, eircom Group plc became the ultimate holding company of the Group, by acquiring the entire issued share capital of Valentia Telecommunications and its subsidiaries in a share for share exchange.  This acquisition has been accounted for in accordance with the principles of merger accounting.  Under FRS 6 “Acquisitions and Mergers” merger accounting is permitted to be used provided that the conditions set out in FRS 6 are met, including that merger accounting is not prohibited by the Companies Act.  Accordingly, the acquisition of Valentia Telecommunications has been accounted for in accordance with the principles of merger accounting. The comparative figures for, and at, the quarter ended 30 June 2003 are based on the consolidated financial information of Valentia Telecommunications and its subsidiaries.

The accompanying unaudited consolidated financial information, which do not form statutory accounts, have been prepared under UK GAAP on the basis of the accounting policies set out in the Report and Accounts and 20-F of eircom Group plc for the year ended 31 March 2004, and are presented in euro. This information is not prepared in accordance with US GAAP and is not intended to comply with SEC regulations.  The financial information for the quarter ended 30 June 2004, and the comparative figures for the quarter ended 30 June 2003 are unaudited. The summary financial information for the year ended 31 March 2004 represent an abbreviated version of the Group’s full financial statements for the year ended 31 March 2004 on which the Auditors issued an unqualified audit report.

In our opinion, the consolidated financial information includes all adjustments necessary for a fair presentation of the results of the interim periods shown. All adjustments are of a normal recurring nature unless otherwise disclosed. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in the interim financial information may not be the same as those for the full year.

2.              Recently issued accounting pronouncements

The proposed adoption of International Financial Reporting Standards (‘IFRS’) for the financial year ended 31 March 2006 onwards may materially affect future financial statements. For a complete discussion of recently issued accounting pronouncements, particularly IFRS, please refer to the 20-F of eircom Group plc for the year ended 31 March 2004.

3.              Segmental information

The group provides communications services, principally in Ireland.  The Group is managed on a unitary basis and has no segments.

4.              Significant events

During the quarter ended 30 June 2004, we redeemed €63 million of Trancheable Redeemable Preference Shares and €1 million of Redeemable Preference Shares in accordance with their terms.

5.              Earnings per share

	Quarter ended 30 June 2003		Quarter ended 30 June 2004
	Cent Per Share	€’m	Cent Per Share	€’m

Loss on ordinary activities after taxation		(5)		(19)
Dividends and appropriations in respect of preference shares		(6)		(5)
Basic loss attributable to ordinary shareholders	(0.02)	(11)	(0.03)	(24)
Exceptional loss on the exit from subsidiaries (net of tax)	—	1	—	—
Goodwill amortised on subsidiary undertakings	0.02	10	0.01	10
Restructuring programme costs (net of tax)	—	—	0.06	42
Earnings per share before restructuring programme costs and goodwill amortisation	—	—	0.04	28

Basic and diluted basic loss attributable to ordinary share	(0.02)		(0.03)
Basic and diluted adjusted earnings per ordinary share before restructuring programme costs and goodwill amortisation.	0.00		0.04

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The weighted average number of ordinary shares in issue is 742,174,128 (2003: 541,622,806). There are no dilutive potential ordinary shares in respect of basic loss per share.

For diluted adjusted earnings per share before restructuring programme costs and goodwill amortisation, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has two classes of dilutive potential ordinary shares.  The weighted average number of ordinary shares on a diluted basis is 743,925,580 for the quarter ended 30 June 2004.  There were no dilutive potential ordinary shares in respect of loss per share, before restructuring programme costs and goodwill amortisation for the quarter ended 30 June 2003.

The alternative earnings per ordinary share has been presented to eliminate the effect of restructuring programme costs and goodwill. The reconciliation of the loss attributable to ordinary shareholders to adjusted earnings used in the calculations are set out above.

6.              Amounts in Consolidated Cashflow Statement

Amounts included in the group cash flow statement are reconciled or analysed as follows: -

(a)                                 Net cash inflow from operating activities

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Operating profit	35	17
Depreciation and amortisation	103	87
Amortisation of fair value of pension surplus arising on acquisition	4	4
Cash flows relating to prior year fundamental restructuring, business exits & other provisions	(21)	(8)
Non-cash restructuring programme costs	—	43
Cash flows relating to exceptional costs	(2)	(1)
Working Capital
Increase in stocks	(1)	(1)
Increase in creditors	4	4
Increase in debtors	(25)	(31)
Net cash inflow from operating activities	97	114

(b)                                 Returns on investment and servicing of finance

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Interest received	1	1
Interest paid	(26)	(11)
	(25)	(10)

(c)                                  Taxation received

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Corporation tax refund received	—	3
	—	3

(d)                                 Capital expenditure and financial investment

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Payments to acquire tangible fixed assets	(69)	(57)
Movement in restricted cash balance (net)	—	63
	(69)	6

(e)                                  Acquisitions and disposals

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Purchase of subsidiary undertakings	(2)	—
Disposal of subsidiary undertaking	1	—
Cash disposed with subsidiary undertakings	(1)	—
	(2)	—

(f)                                    Financing

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Repayment of loan capital	(113)	—
Share capital issued (including share premium)	—	1
Expenses paid in respect of shares issued	—	(29)
Redemption of preference shares	—	(64)
Net cash outflow from financing	(113)	(92)

(g)                                 Analysis of net debt

	At 31 March 2003	Cashflow	Other	At 30 June 2003
	€’m	€’m	€’m	€’m

Cash at bank and in hand	440	(112)	—	328
Overdrafts	(1)	—	—	(1)
	439	(112)	—	327
Debt due within one year	(105)	13	—	(92)
Debt due after one year	(2,125)	100	—	(2,025)
	(1,791)	1	—	(1,790)

	At 31 March 2004	Cashflow	Other	At 30 June 2004
	€’m	€’m	€’m	€’m

Cash at bank and in hand	352	21	—	373
Overdrafts	(1)	—	—	(1)
	351	21	—	372
Debt due after one year	(2,263)	—	(1)	(2,264)
	(1,912)	21	(1)	(1,892)

7.              Reconciliation of earnings before interest, taxation, restructuring programme costs, depreciation, and amortisation (Adjusted EBITDA) to operating profit

	Quarter ended 30 June 2003	Quarter ended 30 June 2004
	€’m	€’m

Operating profit	35	17
Restructuring programme costs	—	48
Operating Profit before restructuring programme costs	35	65
Depreciation (net)	93	77
Goodwill amortised on subsidiary undertakings	10	10
EBITDA from continuing operations	138	152
Pension amortisation	4	4
Adjusted EBITDA from continuing operations	142	156

eircom Group plc

Operating and Financial Review

Commentary on results of operations for the Quarter ended 30 June 2004.

Overview

EBITDA from continuing operations before restructuring costs (see note 7) of €152 million increased by 10% for the quarter ended 30 June 2004 compared to €138 million for the quarter ended 30 June 2003.  This increase was primarily driven by improvements in gross margin and reduced operating costs.

Turnover

The following table shows our turnover from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the Quarter ended		Percentage change(1)
	30 June 2003	30 June 2004	2004/2005
	€ ‘m	€ ‘m

Access (rental and connections)	€115	€133	16%
Voice traffic	133	119	(11)
Advanced voice services traffic	21	21	(3)
Total voice traffic	154	140	(9)
Data traffic	29	26	(10)
Total voice and data traffic	183	166	(10)
Data communications	51	47	(7)
Interconnect services	48	37	(23)
Other services	36	38	6
Gross Income	433	421	(3)
Discounts(2)	(23)	(19)	(16)
Total turnover	€410	€402	(2)%

Total turnover decreased by 2% in the quarter ended 30 June 2004. This was primarily due to reduced voice and data traffic volumes, reductions in certain tariffs, a decline in turnover from data communications and lower interconnect turnover derived from very low margin transit traffic. This was partially offset by price increases on access products, in particular higher PSTN line charges and increased turnover from ADSL and Bitstream.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) Discounts are primarily related to turnover derived from voice and data traffic, which are presented on a gross basis in the table above.

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005

Total access (in millions, except percentages)
Line and equipment rental	€107	€119	12%
Connection and other charges	6	6	4
ADSL and Bitstream (2)	2	8	244
WLR rental and connection (3)	—	—	—
Total access turnover	€115	€133	16%
Access channels (in thousands at period end, except percentages)
PSTN	1,592	1,589	—%
ISDN	353	376	7
ADSL and Bitstream (2)	7	54	709
Total access channels	1,952	2,019	3%

Turnover from access increased by 16% in the quarter ended 30 June 2004, due primarily to increases in PSTN line rental charges, growth in the number of ISDN channels, and an increase in ADSL and Bitstream turnover as a result of increased customer demand for our low-cost ADSL service.

Total PSTN lines decreased marginally in the quarter ended 30 June 2004 due mainly to an increase in the number of customers upgrading their PSTN lines to ISDN access.

Total number of ISDN channels increased by 7% in the quarter ended 30 June 2004, principally due to increased demand for data, multimedia and interactive services.

ADSL and Bitstream turnover increased significantly in the quarter ended 30 June 2004 as a result of increased customer demand following launch of a our low-cost ADSL service in April 2003.  By 30 June 2004, the number of ADSL and Bitstream lines had increased to approximately 53,946 lines, up from 6,672 in June 2003.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) ADSL and bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

(3) Wholesale Line Rental (‘WLR’) is a new classification in the current year.

Traffic

The following table shows information relating to our total traffic turnover and our traffic volumes and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005

Turnover (in millions, except percentages)
Basic voice traffic turnover
Local	€31	€27	(14)%
National	15	13	(11)
Fixed to mobile	58	54	(7)
International	29	25	(14)
Total basic voice traffic turnover	133	119	(11)
Freefone	6	6	(2)
Virtual private network	5	6	19
Premium rate services	6	5	(25)
Other advanced voice services	4	4	3
Total advanced voice traffic turnover	21	21	(3)
Total voice traffic turnover	154	140	(9)
Data traffic turnover
PSTN data	18	17	(6)
ISDN data	11	9	(17)
Total data traffic turnover	29	26	(10)
Total traffic turnover	€183	€166	(10)%

Traffic (in millions of minutes, except percentages)
Local (2)	922	835	(9)%
National	294	260	(11)
Fixed to mobile	320	309	(4)
International	138	122	(11)
Total basic voice traffic volume	1,674	1,526	(9)
Freefone	75	72	(5)
Virtual private network	67	78	16
Premium rate services	6	4	(23)
Other advanced voice services	30	15	(49)
Total advanced voice services	178	169	(5)
Total voice minutes	1,852	1,695	(8)
Data traffic volume
PSTN data(2)	1,048	984	(6)
ISDN data	469	392	(16)
Total traffic data minutes	1,517	1,376	(9)
Total traffic minutes	3,369	3,071	(9)%

Overall turnover from voice and data traffic decreased by 10% in the quarter ended 30 June 2004.

Voice Traffic

Basic voice traffic turnover decreased by 11% in the quarter ended 30 June 2004, primarily due to reductions in tariffs on international and fixed-to-mobile call types and an overall decline in traffic volumes due to loss of market share and weakness in the traditional voice market, principally due to mobile substitution.  Turnover relating to advanced voice

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) A portion of local voice minutes reclassified as PSTN data minutes in the quarter ended 30 June 2003.

services decreased by 3% in the quarter ended 30 June 2004, primarily due to a decrease in premium rate services offset partially by strong growth in virtual private network turnover.

Total voice traffic minutes decreased by 8% in the quarter ended 30 June 2004, primarily due to a contraction of the fixed-line voice market in Ireland as a result of increasing mobile substitution, as well as the loss of some market share to competitors.

Data Traffic

Turnover from data traffic decreased by 10% and data minutes decreased by 9% in the quarter ended 30 June 2004. This decrease was primarily due to the migration of heavy data users to ADSL and Bitstream which is an ‘always on’ product.

Data communications

The following table shows information relating to turnover from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005

Data communications (in millions, except percentages)
Leased lines	€36	€33	(9)%
Switched data services	7	8	20
ISP	8	6	(23)
Total data communications turnover (2)	€51	€47	(7)%
Number of leased lines (at period end, except percentages)
National leased lines	25,541	24,740	(3)%
International leased lines	666	489	(27)
Interconnect paths	2,716	2,241	(17)
Total leased lines	28,923	27,470	(5)%

Turnover from data communications decreased by 7% in the quarter ended 30 June 2004, primarily due to a reduction in leased line and ISP turnover partially offset by growth in switched data services.

Leased line turnover decreased by 9% in the quarter ended 30 June 2004, due to a reduction in the number of leased lines in operation caused by rationalisation of other authorised operators’ networks, increased competition from international licensed operators and customer migration from analogue leased lines to a smaller number of high capacity digital leased lines or to switched data services.

Switched data services turnover increased by 20% in the quarter ended 30 June 2004, mainly due to customer migration from Eirpac, Frame Relay and ATM to BIP and from new customer acquisitions.  BIP is a more modern and advanced data service based on IP technology which corporate and small business customers are increasingly using due to its flexibility and efficiency.

ISP turnover decreased by 23% mainly due to customers migrating from the ISP’s internet subscription dial-up products to our flat rate and ADSL products.

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) ADSL and Bitstream turnover and volumes were reclassified from Data communications to Access in the financial year ended 31 March 2004.

Interconnect services

The following table shows information relating to turnover and traffic from interconnect services and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005
Interconnect services turnover (in millions, except percentages)
Interconnect	€39	€26	(32)%
Foreign terminating traffic (2)	9	11	11
Total interconnect services turnover	€48	€37	(23)%
Interconnect services traffic (in millions of minutes, except percentages)
Call origination	559	613	10%
Call termination	676	791	17
Transit to mobile/fixed	212	135	(36)
Ancillary (3)	64	69	8
International	41	36	(14)
Total interconnect	1,552	1,644	6
Foreign terminating traffic	213	238	12
Total interconnect services traffic	1,765	1,882	7%

Interconnect services turnover decreased by 23% in the quarter ended 30 June 2004 mainly due to a reduction in interconnect turnover, partially offset by a growth in foreign terminating traffic.

Turnover from interconnect decreased by 32% primarily due to a reduction in transit turnover which has a low margin, largely resulting from other authorised operators (particularly mobile) directly interconnecting with each other which led to a reduction in transit volumes of 36%.  The remaining reduction in turnover was mainly due to a reduction in international turnover due to lower rates and volumes.  Call termination and origination volumes increased by 17% and 10% respectively in the quarter ended 30 June 2004 due to an increase in the number of carrier pre-select lines.

Turnover from foreign terminating traffic increased by 11% in the quarter ended 30 June 2004, primarily as a result of increased incoming traffic to mobiles.

Other services

Other services include our sales of customer premises equipment to corporate customers, directory enquiry and operator services, calling cards and public payphones, and other turnover, including LAN Communications, Infonet, eircom Business Systems and Phonewatch.

The following table shows information relating to turnover for other services and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005
	€ ‘m	€ ‘m

Customer premises equipment	€7	€5	(22)%
Operator services (3)	8	8	(4)
Card and payphones	5	4	(24)
Other turnover	16	21	34
Other services turnover	€36	€38	6%

(1) Percentage changes for turnover have been calculated based on unrounded turnover data rather than on the rounded data presented in this table.

(2) Foreign terminating traffic relates to traffic which orginates internationally and terminates or transits within Ireland.

(3) Interconnect operator services turnover and volumes were reclassified from Interconnect/Ancillary to Operator services in other services turnover in the financial year ended 31 March 2004.

Turnover from other services increased by 6% in the quarter ended 30 June 2004, primarily due to an increase in other turnover, offset by lower revenues from customer premises equipment sales and card and payphones. The increase in other turnover of 34% was mainly due to improved hardware sales at Lan Communications and from increased security device sales at Phonewatch.

Customer premises equipment turnover decreased by 22% due to lower equipment sales and support revenues. Card and Payphones turnover decreased by 24% due to increased mobile use and growth of low cost international call shops.

Discounts

Discounts decreased by 16% in the quarter ended 30 June 2004 primarily due to the reduction of traffic revenue and the dilution of discount packages offered.

Cost of sales

The following table shows information relating to the cost of sales and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005
	€ ‘m	€ ‘m

Interconnect	€80	€66	(18)%
Foreign outpayments	13	11	(15)
Other	20	20	2
Total cost of sales	€113	€97	(14)%

Cost of sales decreased by 14% in the quarter ended 30 June 2004. This was due substantially to reduced volumes on interconnect transit and reduced volumes and rates in foreign outpayments. Cost of sales as a percentage of turnover was 24% in the quarter ended 30 June 2004, compared with 28% in the quarter ended 30 June 2003. This decrease is primarily a result of the reductions in costs associated with interconnect transit turnover, which is a low-margin product.

Interconnect

Interconnect cost of sales decreased by 18% in the quarter ended 30 June 2004. This was primarily due to a decline in transit traffic, caused by the fact that some other authorised operators (mainly mobile) moved to interconnection with each other instead of routing their traffic through our network.  This factor also resulted in a corresponding decline in transit turnover.  In addition, the decrease reflects a decline in certain tariffs, in particular mobile termination rates.

Foreign outpayments

Foreign outpayments decreased by 15% in the quarter ended 30 June 2004 primarily due to lower volumes and increased competition, which resulted in a decline in international settlement rates for calls.

Other

Other costs of sales increased by 2% in the quarter ended 30 June 2004, primarily due to increased hardware equipment sales by Lan Communications.

(1) Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Operating costs before depreciation and goodwill amortisation

The following table shows information relating to our operating costs before depreciation and goodwill amortisation and the percentage change for the periods indicated:

	In the Quarter ended		Percentage Change(1)
	30 June 2003	30 June 2004	2004/2005
	€ ‘m	€ ‘m
Staff costs
Wages and salaries	€90	€89	(2)%
Social welfare costs	4	4	3
Pension costs	6	6	(1)
Pay costs before capitalisation/amortisation	100	99	(1)
Capitalised labour	(10)	(13)	26
Pension amortisation	4	4	—
Total Staff costs before restructuring costs	94	90	(4)
Restructuring programme costs	—	48	—
Total staff costs	94	138	47
Additional operating costs
Materials and services	13	12	(6)
Other network costs	6	7	7
Accommodation	14	14	—
Sales and marketing	7	8	19
Transport and travel	5	5	(8)
IT cost	4	4	6
Miscellaneous costs	16	13	(15)
Total additional operating costs	65	63	(2)
Total operating costs before depreciation and goodwill amortisation	€159	€201	26%

Total operating costs before restructuring programme costs, depreciation and goodwill amortisation	€159	€153	(4)%

Total operating costs before depreciation and goodwill amortisation increased by 26% for the quarter ended 30 June 2004 mainly due to restructuring programme costs.  Staff costs increased by 47% which was primarily driven by restructuring programme costs offset by reduced staff costs resulting from reduction in headcount and increased capitalised labour costs.  Additional operating costs have decreased by 2% for the quarter ended 30 June 2004, due to continued focus on all costs.

Staff costs

Staff costs increased by 47% in the quarter ended 30 June 2004. This was mainly due to the restructuring programme costs, pay inflation and salary increases offset by a decline in the number of employees as a result of our early retirement and voluntary severance programmes.  There is also an ongoing non-cash charge for pension amortisation of €4 million, relating to the amortisation of a fair value pension surplus that existed at the time of the acquisition of eircom Limited.  Capitalised labour increased by 26% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the access network.

Restructuring programme costs of €48 million were incurred as a result of the introduction of a new voluntary leaving programme in the quarter ended 30 June 2004. As at 30 June 2004, approximately 400 people had been approved for the voluntary leaving programme. These people will leave the group over the coming months.

(1) Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

Additional operating costs

Additional operating costs decreased by 2% in the quarter ended 30 June 2004, primarily due to stricter cost controls, a reduction in materials and services costs due to lower volumes and stricter cost control, decrease in transport and travel costs due to lower travel activity in the period and a decrease in miscellaneous costs in part due to lower insurance costs.

Depreciation

Our policy is to review asset lives annually in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives. Depreciation decreased by 17% in the quarter ended 30 June 2004, due to reduced capital expenditure in recent years.

Goodwill amortisation

We are amortising goodwill, of €761 million, arising from acquisition of eircom Limited (our main operating company), over 20 years, which is in accordance with UK GAAP.

Interest payable and similar charges

Interest payable and similar charges increased by 3% in the quarter ended 30 June 2004 due to the new debt structure and amortisation of capitalised fees relating to the refinancing.

In August 2003 the group refinanced substantially all of its indebtedness. This refinancing included €550 million aggregate principal amount of 7.25% senior notes due 2013 of Valentia Telecommunications, €285 million aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding, and $250 million aggregate principal amount of 8.25% senior subordinated notes due 2013 of eircom Funding.  In addition, Valentia Telecommunications entered into a new €1.4 billion credit facility, of which €1.25 billion had been drawn down in March 2004.

Taxation

The tax charge of €3 million represented a decrease in the quarter ended 30 June 2004 over the quarter ended 30 June 2003. This decrease was primarily due to a reduction in taxable trading profits.

Liquidity

Net cash inflow from operating activities

Our primary source of liquidity is net cash inflow from operations, which represents operating profit adjusted for non-cash items, principally depreciation and amortisation, cash flows in respect of fundamental restructuring business exits and other provisions, and working capital movements. During the quarter period ended 30 June 2004, net cash inflow from operating activities increased by 18%, to €114 million from €97 million in the quarter ended 30 June 2003. This increase was due to improved operating profit before restructuring programme costs. We also have a non-cash adjustment of €43 million in relation to our restructuring programme costs, that remain unpaid at 30 June 2004.

Returns on investment and serving of finance

We use cash to pay interest on our outstanding indebtedness. Net interest paid was lower during the quarter ended 30 June 2004 due to the timing of payments under the new financing agreements.

Capital expenditure and financial investment

During the quarter ended 30 June 2004, we made payments in respect of capital expenditure, of €57 million, compared to €69 million in the quarter ended 30 June 2003. The principal reason for the decreased cash outflow in respect of capital expenditure in the quarter ended 30 June 2004 is the timing of cash flows. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction.

The restricted cash balance decreased by €63 million in the quarter ended 30 June 2004. The restricted cash balance remaining at 30 June 2004 of €7 million can only be used by the group for the purposes of redeeming the remaining Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on this deposit, after deduction of any taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

Acquisitions and disposals

During the quarter ended 30 June 2003, we disposed of the assets of eircom Retail and sold eircom Response.

Financing

During the quarter ended 30 June 2004, we had cash outflows of €63 million in respect of the redemption of Trancheable Redeemable Preference Shares and cash outflows of €1 million in respect of the redemption of Redeemable Preference Shares in accordance with their terms. In addition, share options of €1 million have been exercised and fees paid in respect of the initial public offering in March 2004 were €29 million. During the quarter ended 30 June 2003, we repaid €113 million of outstanding debt.

Capital resources

As at 30 June 2004, we had outstanding long-term debt of  €2,310 million.  This is stated before offsetting capitalised fees of €46 million at 30 June 2004 relating to the refinancing of the debt. As at 30 June 2004, we had a €1 million bank overdraft which was not available for set off against our other bank balances

The following table sets out our loans and other debt, net of capitalised fees.

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 30 June 2004
Overdraft	1	—	—	—	1
Loans	—	—	1,250	—	1,250
7.25% Senior Notes due 2013 (listed)	—	—	—	550	550
8.25% Senior Subordinated Notes due 2013 (listed)	—	—	—	510	510
	1	—	1,250	1,060	2,311
Capitalised fees			(10)	(36)	(46)
	1	—	1,240	1,024	2,265

Contingent liabilities

There has been no material change in our contingent liabilities in the quarter ended 30 June 2004 since the filing of the 20-F for the year ended 31 March 2004.

Share Options

During the quarter ended 30 June 2004, 8,197,596 options were issued under the new Share Option Plan to Executive Directors and Senior Executives. The exercise of options will be determined by reference to a performance target measured over a three-year period.

During the quarter ended 30 June 2004, 939,805 options have been exercised under the eircom Group Executive Share Option Plan.

The Annual General Meeting is expected to be held on the 13th October 2004

Conference call will be on 27th August at 10.30am, the dial-in number +353-1-664 7603 Pin number 65818